December 8, 2009

Raymond P. Warrell, Jr., M.D..
Chairman and Chief Executive Officer
Genta, Inc.
200 Connell Drive
Berkeley Heights, New Jersey

> **Re:** **Genta, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **File Number 000-19635**
>
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 6, 2009**

Dear Dr. Warrell:

We have reviewed your response dated December 1, 2009 to our comment letter dated November 20, 2009 and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1. We note your response to Comment 1 and that you have provided proposed disclosure which includes the material terms of your license agreements with the University of Pennsylvania, Emisphere and Danichi Sankyo. Please revise your proposed disclosure to more specifically describe the duration of your agreements

with each Company. For example, the disclosure for your license agreements with the University of Pennsylvania and Danichi Sankyo should include a description how the duration of your royalty obligations under these agreements is determined. The disclosure for your license agreement with Emisphere should identify the how the term of the development program, the term of the clinical program, and the duration of the royalty and payment obligations are determined. In this regard, please note that we do not typically provide confidential treatment for duration provisions.

In addition, please revise the proposed disclosure for your agreements with Emishere and Danichi Sankyo to include a range of royalties that does not extend beyond ten percentage points. For example, an acceptable range of royalties would include "teens" or "twenties."

2. We note your response to Comment 2. Please note that we do not typically grant confidential treatment for duration and termination provisions. As such, please revise the proposed disclosure for your agreement with IDIS to include the duration and termination provisions.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 with any questions. In this regard, please feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler,
Assistant Director